UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,D.C.20549

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ANNUAL REPORTS
FORMX-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5,17a-12,and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 MM/DD/YY AND ENDING 12/31/2023 MM/DD/YY

A.REGISTRANT IDENTIFICATION

NAME OF FIRM Superior Financial Services,Inc

TYPE OF REGISTRANT check all applicable boxes)
Broker-dealer Security-based swap dealer Major security-based swap participant
Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:Do not use a P.O.box no.

N168W21931 Main Street
No.and Street

Jackson (City) WI (State) 53037 Zip Code

PERSON TO CONTACT WITH REGARD TO THIS FILING

William RHaese (Name) 262-677-9036 (Area Code-Telephone Number) bhaese@superiorfinancial.biz (Email Address)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jendrach Accounting and Professional Services,LLC
Name-if individual,state lastfirst,and middle name)

4811South 76th Street Suite 415 Greenfield WI 53220
(Address) (City) (State) (Zip Code

11/4/2014
Date of Registration with PCAOB)if applicable

6056
PCAOB Registration Number,if applicable

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR240.17a-5e)1iiif applicable

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

IWilliam R Haese

swear or affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Superior Financial Services,Inc.

as of

Februa 21 2 O2,is true and correct. I further swear (or affirm that neither the company nor any

partnerofficerdirectoror equivalent personas the caseaybehas any proprietary interest in a

as that of a customer.

State ofwl

Washinston Count

Signature:

Title:

President

RoMe

Notary Public Comex 6-21-202

This filing** contains (check all applicable boxes)

a) Statement of financial condition

b) Notes to consolidated statement of financial condition

c Statement of income (loss) or,if there is other comprehensive income in the period(s) presented,a s
comprehensive income as defined in 210.1-02 of Regulation S-X)

d) Statement of cash flows.

(e Statement of changes in stockholders'or partners'or sole proprietor's equity

0 (f Statement of changes in liabilities subordinated to claims of creditors.

(g) Notes to consolidated financial statements.

hComputation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1,as applicable

0 i Computation of tangible net worth under 17 CFR 240.18a-2.

(jComputation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3

k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B t
Exhibit A to 17 CFR 240.18a-4,as applicable.

1 Computation for Determination of PAB Requirements under Exhibit A to 240.15c3-3.

m) Information relating to possession or control requirements for customers under 17 CFR240.15c3-3.

(n) Information relating to possession or control requirements for security-based swap customers under 17 CFF
240.15c3-3p2)or 17 CFR 240.18a-4,as applicable.

o) Reconciliations,including appropriate explanations,of the FOcus Report with computation of
worth under 17 CFR 240.15c3-1,17CFR 240.18a-1,or 17 CFR240.18a-2,as applicable,and the reserve re
CFR240.15c3-3 or 17 CFR240.18a-4,as applicable,if material differences exist,or a statement that no r
exist.

(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

qOath or affirmation in accordance with 17 CFR240.17a-5,17 CFR240.17a-12,or 17 CFR 240.18a-7,as applicable

rCompliance report in accordance with 17 CFR240.17a-5 or 17 CFR 240.18a-7,as applicable

s)Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7,as applicable.

(t) Independent public accountant's report based on an examination of the statement of financial condition.

u) Independent public accountant's report based on an examination of the financial report or financial
CFR240.17a-5,17 CFR 240.18a-7,or 17 CFR240.17a-12,as applicable

v) Independent public accountant's report based on an examination of certain statements in the comp
CFR240.17a-5 or 17 CFR 240.18a-7,as applicable.

w Independent public accountants report based on a review of the exemption report under 17 CFR 240.17a-5 or
CFR240.18a-7,as applicable.

x)Supplemental reports on applying agreed-upon procedures,in accordance with 17 CFR24
as applicable

(y) Report describing any material inadequacies found to exist or found to have existed sir
a statement that no material inadequacies exist,under 17 CFR 240.17a-12(k).

zOther

**To request confidential treatment of certain portions of this filing,see 17 CFR 240.17a-5(e3) or 1
applicable.

SUPERIOR FINANCIAL SERVICES,INC

ANNUAL AUDIT REPORT

December 31,2023 and 2022

Jendrach Accounting and Professional Services, LLC

4811 South 76th Street,Suite 415

Greenfield,Wisconsin 53220

REPORT OE INDEPENDENT REGISTEREDPUBLIC ACCOUNTING FIRM

To the Board of Directors of Superior Financial Services, Inc

Milwaukee, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Superior Financial Services, Inc.as of December 31

2023,and the related statements of operation,changes in members'equity,and cash flows for the year then ended.These financial

statements are the responsibility of Superior Financial Services, Inc.'s management.Our responsibility is to express an opinion

on these financial statements based on our audit. In our opinion, the financial statements present fairly, in all material respects,

the financial position of Superior Financial ServicesInc. as of December 312023,and the result of its operations and its cash

flow for the year ended December 31,2023in conformity with accounting principles generally accepted in the United States of

America.

Basis for Opinion

These financial statements are the responsibility of Superior Financial Services, Inc's management. Our responsibility is to

express an opinion on Superior Financial Services, Inc.'s financial statements based on our audit. We are a public accounting

firm registered with the Public Company Accounting Oversight Board United StatesPCAOB) and are required to be

independent with respect to Superior Financial Services, Inc.in accordance with the U.S.federal securities laws and the applicable

rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States)

Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial

statements are free of material misstatement, whether due to error or fraud.Our audit included performing procedures to assess

the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond

to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the

financial statements.Our audit included evaluating the accounting principles used and significant estimates made by

management, as well as evaluating the overall presentation of the financial statements. Our audit also included evaluating the

accounting principles used and significant estimates made by management as well as evaluating the overall presentation of the

financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures

performed in conjunction with the audit of Superior Financial ServicesInc.'s financial statements. The supplemental

information is the responsibility of Superior Financial Services,Inc.'s management.Our audit procedures included determining

whether the supplemental information reconciles to the financial statements or the underlying accounting and other records,as

applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental

information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information,

including its form and content is presented in conformity with 17 C.F.R.$240.17a-5.In our opinion the Computation of

Aggregate Indebtedness and NetCapital and Form SIPC-7 is fairly stated,in all material respects, in relation to the financial

statements as a whole.

We have served as Superior Financial Services, Inc.'s auditor since 2016



Jendrach Accounting & Professional Services,LLC

Greenfield,Wisconsin

February 15,2024

SUPERIOR FINANCIAL SERVICES.INC.

Statement of Financial Position

As of December 31,2023 and December 31,2022

Assets	*December 31,2023			*December 31,2022		
	Allowable	Non-Allowable	Total	Allowable	Non-Allowable	Total
Current Assets:						
Cash-note3	$127,425		$127,425	$37,121		$37,121
Commission and related						
Receivables-note 4	$71,528	$6,000	$77,528	$67,020	$6,000	$73,020
Securities at market						
Other assets		$144	$144		$810	$810
Total Current Assets	$198,953	$6,144	$205,097	$104,141	$6,810	$110,951
Other Assets:						
Security Deposit						
with Clearing Firm	$35,000		$35,000	$35,000		$35,000
TOTAL ASSETS	$233,953	$6,144	$240,097	$139,141	$6,810	$145,951
Liabilities and Stockholders Equity						
Current Liabilities:						
Accounts Payable			$3,802			$7,440
Loans From Shareholder			$0			$0
Commission payable -note 5			$67,734			$60,198
TOTAL LIABILITIES			$71,536			$67,638
Stockholders Equity:						
Common stock-no par value,9ooo shares authorized						
200 shares issued and outstanding			$10,000			$10,000
Additional paid in capital			$30,266			$30,266
Unrealized capital gain(loss)			$0			$0
Equity distributions			$0			$0
Retained earnings (deficit)			$128,295			$38,047
TOTAL STOCKHOLDERS EQUITY			$168,561			$78,313
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY			$ 240,097			$ 145,951

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES,INC.

Statement of Operations and Retained Earnings (Deficit)

For the Years Ended December 31,2023 and December 31,2022

	For the Years Ended December 31	
	2023	2022
Revenue:		
Secuities Commissions-Listed stock	$0	$0
OTC Stock	$131,768	$153,642
Mutualfunds	$165,014	$158,755
Mutual fund trails	$558,640	$524,013
Municipal 529Plans	$5,754	$7,180
Bonds,UITs	$14,662	$13,579
Options	$10,281	$8,214
Total securities commissions	$886,119	$865,383
Insurance Commissions	$61,339	$66,275
Variable Products	$164,986	$178,179
CD Commission	$2,717	$3,052
Advisory Income	$165,302	$147,394
TOTAL REVENUES	$1,280,463	$1,260,283
Expenses:		
Salaries and payroll taxes	$159,588	$160,056
Commissions paid	$997,974	$1,051,304
Professional fees	$2,114	$15,067
Rental Expense	$24,000	$24,000
Network Services	$2,008	$1,165
Regulatory fees	$6,613	$9,787
Other general and administrative expenses	$4,411	$15,319
TOTAL EXPENSES	$1,192,480	$1,276,698
Operating income (Loss)	$87,983	$16,415)
Other Income (Expense)		
Interest and dividend income	$2,264	$593
Realized asset depreciation (appreciation)	$0	$0
Other Income WI Dept of Rev pandemic Relief	$0	$0
TOTAL OTHER INCOME (EXPENSE)	$2,264	$593
Net Income (Loss for the Yea	$90,247	$15,822
Retained Earnings (Deficit)-Beginning of Year	$38,047	$63,869
Equity Distributions	$0	$10,000)
Retained Earnings Deficit)-End of Year	$128,294	$38,047

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC

Statement of Cash Flows

For The Years Ended December 31,2023 and December 31,2022

	For the Year Ended December 31 2023	2022
Cash flow from Operating Activities		
Net Income (Loss)	$90,247	$15,822
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	$0	$0
Change in current assets and liabilities		
Decrease (increase) in		
Commissions and related receivables	S (4,507)	$ 4,369
Investment in common stock-trading at cost	$0	$0
Other Assets	$ 666	$ 755
Increase (decrease) in		
Accounts Payable	$ 3,637	$ 4,289
Commission payable-note 5	$7,535	$54,666
Net cash provided for (used for operating activities	$90,304	$62,585
Cash Flow from Financing Activities		
Increase in security deposits	$0	$0
Unrealized capital gain (loss)	$0	$0
Withdrawal of Capital	$0	$10,000
Net Cash provided for (used for financing activities	$0	$10,000
Net increase (decrease) in cash	$90,304	$72,585
Cash at beginning of year	$37,121	$109,706
Cash at end of year-note 3	$127,425	$37,121

The accompanying notes are part of these financial statements

NOTES TO FINANCIAL STATEMENTS

DECEMBER 312023 ANDDECEMBER 31,2022

Note 1-Summary of Significant Accounting Policies

Nature of Operations

Superior Financial Services,Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc.promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The company's accounts are maintained on the accrual basis of accounting. As such,revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets,liabilities,revenue, and expenses.Actual results may differ from thes estimates

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NAsDAQ national market are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Income Taxes

Income taxes are not provided for as the company has elected subchapter Sstatus. Any tax liability is passed to the shareholders of the company on a prorated basis of ownership.

Advertising

Advertising costs are charged to operations when incurred.

Subsequent Events

Management evaluated subsequent events through January 26,2024 the date the financial statements were available to be issued. There are no subsequent events that required recognition or disclosure

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31,2023 AND DECEMBER 31,2022

Note 2-Corporate History

Superior Financial Services, Inc. was incorporated in 2o00 and is registered as a licensed broker to deal in securities.

Note 3-Cash3

The following is a summary of cash as of December 31,2023 and December 31,2022

	December 31,2023			December 31,2022
	Allowable	Non-Allowable	Total	Total
Checking	$2,039	$0	$2,039	$1,554
Money market	$125,386	$0	$125,386	$35,567
Risk Trading account	$0	$0	$0	$0
Total	$127,425	$0	$127,425	$37,121

Note 4-Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31,2023 and December 31, 2022

	December 31,2023		December 31,2022
Allowable	Non-Allowable	Total	Total
$71,528	$6,000	$77,528	$73,020

Note 5-Related Party TransactionsDue from to Associated Company

Superior Financial Services, Inc. leases office space on an informal month-to-month basis from an associated company

Haese Financial Group,Inc.)

For the years ended December 31,2023 and December 31,2022 rent expense of$24,000 and$24,000 per year was

incurred,respectively.   There were no rents payable as of December 31,2023 and December 31,2022

Haese Financial Group Inc.is a registered investment advisory firm which provides services to concurrent representatives

and pays fees to this company in its role as a common paymaster.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,2022 ANDDECEMBER 31,2021

Note 6-Income Taxes

Superior Financial Services, Inc. has elected Subchapter Sstatus, and as such does not incur a tax liability
The owners of the company incur and pay the liability on their personal returns. The Federal income tax returns for
Superior Financial Services,Inc.for 2023,2022 and 2021 are subject to examination by the IRS,generally for three years
after the returns are filed.The Wisconsin income tax returns for Superior Financial ServicesInc.for 2023,20222021
and 2020 are subject to examination by the Department generally for four years after the returns are filed.

Note 7-Net Capital

Superior Financial Services Inc. introduces and forwards,as a broker al transactions and accounts of customers
to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial
Services,Inc.promptly forwards all funds received from customers in connection with its activities as a
broker.

The net capital requirements (in accordance with Section 15c301 of Securities and Exchange Commission Rules) are
the greater of$5000,or 62/3%% of aggregate indebtness $4789) for broker who do not receive securities,
and who do not generally carry sustomers' accounts. Superior Financial Services Inc has complied
with the net capital requirements for the years ended December 31,2023 and December 31,2022

Because Superior Financial Services, Inc.cleared all customers transactions through another broker-dealer on a
fully disclosed basis, the Company is exempt from having to the possession or control requirements in accordance
with Section 15c3-3 of the SEC Rules.

Note 8-Stockholders'Equity

For the years ended December 31,2023 and December 2022 there were 9,000 shares authorized of no par value
common stock.For the years ended December 31,2023 and 2022,there were 200 shares issued and
outstanding respectively.

Note 9-Concentration of Credit Risk and Revenue

The company maintains its cash at various financial institutions.The balances,at times,may exceed federally insured
limits.At December 31,2023 and 2022, the company did not exceed the insured limit

Note 10-Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial
position is equal to the fair value for these same financial instruments as of December 31,2023

SUPERIOR FINANCIAL SERVICES, INC.

Schedule of Other General and Administrative Expenses
For the Years Ended December 31,2023 and December 31,2022

	For the years ended December 31	
	2023	2022
Other General and Administrative Expenses		
Accounting	$5,895	$5,205
Advertising	$0	$0
Dues and Subscriptions	$6,604	$0
Bank fees	$1,278	$1,027
Equipment Rental	$0	$0
Insurance	$522	$482
Interest Expense	$0	$0
RBC Charges	$1,148	$5,809
Licenses &Permits	$26	$76
Office supplies	$0	$0
Travel&entertainment	$0	$0
Postage	$0	$0
Taxes	$9	$10
Repairs maintainance	$0	$0
Telephone	$2,137	$2,710
Total Expenses	$4,411	$15,319

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES,INC.
Statement of Changes in Stockholder Equity
For the Years Ended December 31,2023 and December 31,2022

| | For the years ended December 31 | |
	2023	2022
Balance at beginning of year	$78,314	$104,135
Add:Net income (loss	$90,247	$15,822)
Unrealized capital gain loss)	$0	$0
Changes in Capital	$0	$10,000
Balance at end of year	$168,561	$78,313

Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
As of December 31,2023 and December 31,2022

| | As of December 31 | |
	2023	2022
Balance at beginning of year	$0	$0
Increses		
Decreases		
Balance at end of year	$0	$0

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES,INC
Computation of Net Capital
As of December 31,2023 and December 31,2022

	As of December 31	
	2023	2022
Total stockholders'equity per financial statement	$168,561	$78,313
Deduct:Haircuts	$0	$0
Deduct Total nonallowable assets per statement of financial position	$6,144	$6,055
Net Capital	$162,417	$72,258

Computation of Excess Net Capital Requirement
As ofDecember 31,2023 and December 31,2022

	As of December 31	
	2023	2022
Net Capital	$162,417	$72,258
Deduct:Minimum dollar net capital requirement-note 7	$5,000	$5,000
Excess Net Capital	$157,417	$67,258

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC
Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital
As of December 31,2023 and December 31,2022

	As of December 31	
	2023	2022
Unaudited net capital per focus report	$162,417	$72,258
Adjustments to asset accounts-increase (decrease) Cash	$0	$0
Adjustments to liability accounts-decrease (increase)	$0	$0
Audited net capital	$162,417	$72,258

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement
As of December 31,2023 and December 31,2022

	As of December 31	
	2023	2022
Unaudited Excess Net Capital	$157,417	$67,258
Adjustments to asset accounts-increase (decrease) Cash	$0	$0
Adjustments to liability accounts-decrease (increase)	$0	$0
Audited Excess Net Capital	$157,417	$67,258

Aggregate Indebtedness

	As of December 31	
	2023	2022
Items included in statement of finanacial position		
Accounts Payable accured expenses and other liabilites	$71,536	$67,638
Aggregate Indebtedness	$71,536	$67,638

The accompanying notes are part of these financial statements

Superior Financial Services, Inc.
December 31,2023
Auditor Reconciliation of Net Capital and Aggregate indebtedness

There were no material differences between net capital or aggregate indebtedness as computed herein and the amount in the corresponding computation prepared by Superior Financial Services, Inc.and included in the Company's unaudited FOCUS report as of December 31,2023.

Jendrach Accounting & Professional Services,LLC

4811 South 76thStreet,Suite 415

Greenfield, Wisconsin 53220

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF

ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Shareholders of Superior Financial Services, Inc.

In accordance with Rule 17a-5(e)4) under the Securities Exchange Act of 1934,we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPc-7) to the Securities Investor Protection Corporation SIPC) for the year ended December 31,2023,which were agreed to by Superior Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority,Inc.and SIPC,solely to assist you and the other specified parties in evaluating Superior Financial Services, Inc's compliance with the applicable instructions of Form SIPc-7.Superior Financial Services, Inc.'s management is responsible for Superior Financial Services, Inc's compliance with those requirements.This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.The sufficiency of these procedures is solely the responsibility of those parties specified in this report.Consequently,we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.The procedures we performed and our findings are as follows:

1)Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries(SIPC-6 and
    SIPC-7)noting no differences;

2Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31,2023 as applicable, with
    the amounts reported in Form SIPC-7 for the year ended December 31,2023,noting no differences

3)Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers,noting no differences,

4)Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working
    papers supporting the adjustments noting no differences;and

5Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was
    originally computed, noting no differences.

We were not engaged to and did not conduct an examination,the objective of which would be the expression of an opinion on compliance.Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and
 should not be used by anyone other than these specified parties.

Greenfield,Wisconsin

February 15,2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37REV0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of"SIPC NET Operating Revenues" and General Assessment for.

MEMBER NAME	SECNo.
SUPERIOR FINANCIAL SERVICES INC	8-52618

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOcus Report-Statement of Income (Loss)-Code 4030)		$1,282,728.00
2	Additions:		
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		
	b Net loss from principal transactions in securities in trading accounts.		
	c Net loss from principal transactions in commodities in trading accounts.		
	d Interest and dividend expense deducted in determining item 1.		
	e Net loss from management of or participation in the underwriting or distribution of securities.		
	f Expenses other than advertisingprintingregistration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g Net loss from securities in investment accounts.		
	h Add lines 2a through 2g.This is your total additions.		$0.00
3	Add lines 1 and 2h		$1,282,728.00
4	Deductions:		
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust from the sale of variable annuities,from the business of insurance,from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$965,620.00	
	b Revenues from commodity transactions.		
	c Commissions floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d Reimbursements for postage in connection with proxy solicitations.		
	e Net gain from securities in investment accounts.		
	f 100% commissions and markups earned from transactions in (I certificates of deposit and (ii Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$2,717.00	
	g Direct expenses of printingadvertisingand legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 169Lofthe Act		
	h Other revenue not related either directly or indirectly to the securities business.	$2,265.00	
	Deductions in excess of$100,000 require documentation		
5	a Total interest and dividend expense FOCus Report-Statement of Income Loss-Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b 40% of margin interest eaned on customers securities accounts 40% ofFOCUS Report-Statement of Income (Loss)-Code 3960)		
	c Enter the greater of line 5a or 5b	$0.00	
6	Add lines 4a through 4h and 5c.This is your total deductions.		$970,602.00

SIPC-7
37 REV0722
SECURITIES INVESTOR PROTECTION CORPORATION
SIPC-7
37REV0722

GENERAL ASSESSMENT FORM

For the fisca year ended 12/31/2023

7	Subtract line 6 from line 3.This is your SIPC Net Operating Revenues.			$312,126.00
8	Multiply line 7 by .0015.This is your General Assessment.			$468.00
9	Current overpayment/credit balance,if any			$0.00
10	General assessment from last filed 2023SIPC-6 or 6A		$215.00	
11	a Overpayments applied on all 2023 SIPC-6 and 6A(s)	$0.00		
	b Any other overpayments applied	$0.00		
	c All payments applied for 2023 SIPC-6 and 6A(s)	$215.00		
	d Add lines 11a through 11c		$215.00	
12	LESSER of line 10 or 11d.			$215.00
13	a Amount from line 8		$468.00	
	b Amount from line 9		$0.00	
	c Amount from line 12		$215.00	
	d Subtract lines 13b and 13c from 13a.This is your assessment balance due			$253.00
14	Interest (see instructions for 0 days late at 20% per annum			$0.00
15	Amount you owe SIPC.Add lines 13d and 14.			$253.00
16	Overpayment/credit carried forward (if applicable)			$0.00

SEC No.	Designated Examining Authority	FYE	Month
8-52618	DEA:FINRA	2023	Dec

MEMBERNAME SUPERIOR FINANCIAL SERVICES INC

MAILING ADDRESS POBOX 139
JACKSONWI 53037
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

By checking this box you certify that you have the authority of the SiPC member to sign this formthat all information in this form is true and complete and that on behalf of the SIPC member, you are authorized and do hereby consent to the storage and handling by SIPC of the data in accordance with SIPCs Privacy Policy

SUPERIOR FINANCIAL SERVICES INC
(Name of SIPC Member)

WILLIAM R HAESE
Authorized Signatory

1/15/2024
(Date)

bhaese@superiorfinancial.biz
(e-mail address)

Completion of the Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

Jendrach Accounting & Professional Services,LLC
4811 South 76tStreet,Suite 415
Greenfield, Wisconsin 53220

REPORT OE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Superior Financial Services, Inc

We have reviewed management's statements included in the accompanying Exempt
Services Inc. identified the following provisions of 17 C.F.R. g15c3-3(k under which Superi
claimed an exemption from 17 C.F.R.g240.15c3-3 and Superior Financial Services,Inc.stat
Inc.met the identified exemption provisions throughout the most recent fiscal year w
Services, Inc.management is responsible for compliance with the exemption provisions ar

Our review was conducted in accordance with the standards of the Public Company
and, accordinglyincluded inquiries and other required procedures to obtain evidence
compliance with the exemption provisions.A review is substantially less in scope tha
is the expression of an opinion on management's statements.Accordingly, we do not expre

Based on our review,we are not aware of any material modifications that should be made
to above for them to be fairly stated, in all material respects based on the provisions
under the Securities Exchange Act of 1934.



/Jendrach Accounting & Professional ServicesLLC
February 15,2024
Greenfield, Wisconsin

Superior Financial Services, Inc

January 20,2024

To Whom it may Concen

The Below information is designed to meet the Exemption Report criteria pursuant lo SEC Rule 17a 5(d)(4):

1Superior Financial Services Inc.is a broker/dealer registered with the SEC and FINRA.

2)Superior Financial Services Inc.claimed an cxemption under paragraph k2iiof Rule 5c3-3 for the year ended December 31,2023.

3Superior.Financia1 Services Inc.is exempt from the provisions of Rule 15c3-3 because itmcets conditions set forth in paragraph k2ii of the rule, of which the identity of the specific conditions are as follows

   a. The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4.as are customarily made and kept by a clearing broker or dealer.

4)Superior Financial Services Inc.has met the identified exemption provisions throughout the most recent fiscal year without exception.

5)Superior Financial Services Inc.has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2023.

The Above Statement is true and correct to the best of my and my Firm's knowledge.

Signature: _____

Title: President